EXHIBIT 99.3
                                                                    ------------

PRESS RELEASE DATED AUGUST 14, 2003

LIFEWAY FOODS, INC.
FOR IMMEDIATE RELEASE

      EARNINGS INCREASE 97% WHILE OPERATING INCOME ROSE 117% FOR THE SECOND
               QUARTER 2003, AS COMPARED TO SECOND QUARTER OF 2002

Morton Grove, IL. August 14, 2003 - Lifeway Foods, Inc. (Nasdaq: LWAY) announced its financial results for the second quarter and six month period ended June 30, 2003. Lifeway reported record revenues of $3.78 million, or an increase of about 25%, versus $3 million in the same quarter last year. Revenues for the first six months also rose about 20% to $7.08 million, up from revenues of $8.89 million for the same period a year ago.

Net income for the quarter was $691,082 or $0.16 per share, an increase of 96% compared to $351,656, or $0.08 per share for the second quarter last year. Six months net income was $1,684,356, or $0.40 per share, versus $799,214, or $0.19 per share, an increase of 111% over the same period a year ago.

Julie Smolyansky, President and CEO commented, "We are extremely pleased with our results for the quarter and half year. Along with steady growth in our existing customer base we have aggressively targeted new and emerging markets with our La Fruta(TM) line. The natural and health food market continue to show positive growth for Lifeway Organic Kefir and Lifeway SoyTreat(TM). We are also extremely pleased with the results of the published Ohio State University study regarding the benefits of Lifeway kefir for lactose intolerant individuals. Such positive results should help increase awareness of Lifeway kefir's health benefits among a wider audience of customers."

Smolyansky added, "These factors, along with our new packaging, should make the second half of 2003 as strong."

Lifeway, named as Chicago's 28th fastest-growing public firms by Crain's Chicago Business this week, is a manufacturer of cultured, probiotic and functional food products in the health food industry, and is America's leading supplier of the cultured dairy product known as kefir. The Company markets 12 flavors of kefir and does a successful business exporting its products to Canada. The Company also participates in the organic and soy markets with Lifeway Organic(TM), Organic Kefir and Kefir Cheese, and America's first soy kefir called SoyTreat(TM).

For more information, contact Julie Smolyansky, President, Lifeway Foods Inc. at
(847) 967-1010 or e-mail at info@lifeway.net and visit www.lifeway.net.

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

                               Lifeway Foods, Inc.
                   Condensed Consolidated Statement of Income

                                                             (Unaudited)
                                       Three Months Ended                     Six Months Ended
                               ---------------------------------      ----------------------------------
                               June 30, 2003       June 30, 2002      June 30, 2003        June 30, 2002
                               -------------       -------------      -------------        -------------
Sales                           $3,775,853          $3,002,583          $7,084,410          $5,890,436
                                ----------          ----------          ----------          ----------
Cost of Goods Sold               1,733,935           1,760,500           3,559,891           3,283,781
Gross Profit                     2,041,918           1,242,083           3,524,519           2,606,655
                                ----------          ----------          ----------          ----------
Operating Expenses                  938,160            734,171           1,782,776           1,382,711

Income From Operations           1,103,758             507,912           1,741,743           1,223,944
Pre-tax income                   1,148,559             545,353           2,712,074           1,314,588
Income taxes                       457,477             193,697           1,027,718             515,374
Net income                         691,082             351,656           1,684,356             799,214
                                ----------          ----------          ----------          ----------
Per Share Earnings              $      .16          $      .08          $      .40          $      .19
                                ----------          ----------          ----------          ----------
Wt. Ave. Shares                  4,218,444           4,269,137           4,218,444           4,269,137

                           CONSOLIDATED BALANCE SHEET

                                             (Unaudited)
                                          Three Months Ended
                                   June 30, 2003        June 30, 2002
                                    -----------          -----------
       Current Assets               $12,777,581          $ 9,220,029
       Current Liabilities            1,555,489            1,035,798
       Working Capital               11,222,083            8,184,231
       Long-term Debt                   485,789              835,844
       Stockholders Equity           14,219,314           11,578,102